Invest in The Cracker King

National Award Winning Gluten Free Snack Food Company!



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cracker king
cracker king

THECRACKERKING.COM PORTLAND OR

Food B2C B2B

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Why you may want to invest in us...

1. Great Product - Winner of The 2021 Good Food Award for Best Snack Food
2. Opportunity to invest in a Black Family Owned Business
3. Partnered with Whole Foods Market in Pacific Northwest
4. Cracker King's Natural Grocery sales are up 400% in 6 months
5. Gluten-free foods is a $21b industry growing at 9% per year

WE'VE RAISED $3,000 SINCE OUR FOUNDING

Our team



Jovani Prince
Founder/CEO
"Built Oregon" Accelerator Participant Winner of The Tasters Choice Award from The 2020 Oregon Entrepreneur Network Competition!



Matt Briggs
CFO
Contract CFO with a variety of experience in financial strategy and management. 4 years as VP of Finance & Operations at Picky Bars.

In the news

Downloads

Rev Share Calculator Cracker King.pdf

Story



FOR MY FAMILY



Meet The Cracker King
We are a **Gluten Free** snack food company located in Portland Oregon. Founded (2017) and operated by Jovani Prince while he worked side jobs to make ends meet for his family. He is a **self-taught baker** with a passion for **healthy food** alternatives. With this investment, Jovani will dive full-time into his business, and make his **dream come true** of building the Cracker King Empire!




Vision
Build a Legendary Gluten-Free Brand of Crackers & Snacks infused with healthy ingredients & positive energy. Made by people who care about community, the environment and the world we all live in!
Product Focus
Current: Delicious Rosemary & Sea Salt, Cheddar N' Pepper & Sriracha Gluten Free Crackers
Near Future: Kids Line (The Cracker King Crowns).
Distant Future: Launch into additional Gluten Free Snack food categories
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KOIN
AM Extra
The Royal Opportunity
More Ways to Build an African American Owned Business than ever before
Amazing margin potential of 55% B2B & 70% B2C
Selling in 80 stores selling ~9 bags per week per store
Awarded Investment by New Seasons Market to scale company
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Sales Momentum and Big Plans
National Launch, Conventional
January 2022 – National Expansion, Natural Channel
2023
Jun-22
Jan-22
Jun-21
Jan-21
International
Expo West & Fancy Food Show
Whole Foods Market Launch
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Milestones For Funds (165k)
Other Milestones
Exp West & Fancy Food Show
Co-Packing
Starting R&D
Finishing R&D
Receiving First Order
Sales
100k a Month in Revenue
800 Total Grocery Doors
700k in the Year
GOALS
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*These projections are not guaranteed.


The Cracker King Family
Jovani Prince, The Founder of The Cracker King, has an extensive background working in the Tech and Advertising Industry as a director of sales. He currently works for The Oregonian as an Account Executive. He has built his company, The Cracker King, from the ground up. His primary job is Sales and marketing.
Matt Briggs, CFO of The Cracker King, graduated from Colby College in 2009 with a BA in Economics. After college he chased his dream of making the 2014 Olympics in cross-country skiing. That dream took him to Craftsbury, Vermont and then to Bend, Oregon. In 2014 he joined Picky Bars as the Director of Finance and Operations, where he learned a lot about what makes small businesses function. He left in early 2018 to start his own business as a Contract CFO. Since then he has worked with all sorts of businesses, from start-ups to publicly traded companies.
Diana Duthie, Operations Manger for The Cracker King, graduated from the University of Puget Sound with a BA in Psychology. She has over a decade of business management experience within in the Food Industry. She launched the company Portland Paleo and helped build the company Fire Brew. Diana is in charge of the daily operations of our company including the baking and shipping our products.


Awards & Press
GOOD FOOD awards
2021 Good Food Awards Winner
Cheddar N Pepper Gluten Free Crackers
PORTLAND BUSINESS JOURNAL
The Cracker King aims to build an empire
Portland MONTHLY
Meet Portland's Gluten-Free Cracker King


KOIN 6
'Angel Food Conference' aims to help food-beverage industry
Amanda Oborne and Jovani Prince joined AM Extra


We Would Love Your Support!
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ARTISAN CRACKERS
Peace, Love and Crackers!

Investor Q&A

— COLLAPSE ALL

What does your company do?

We believe we make the world's Tastiest Gluten Free Crackers!

Where will your company be in 5 years?

In 5 years, we hope to be the number #1 Gluten Free Snack Food Company in the world! These projections are not guaranteed.

Why did you choose this idea?

I became a Gluten Free Snack Food Maker because I wanted to provide a community that has been overlooked with a good snack food alternative. This is very important to me because people snack all day long and this is how most people gain weight and become unhealthy. This is my way of giving love and making people happy!

Who are your main competitors and why are you better than them?

Mary's Gone Crackers, Milton's Craft Bakers, Jill's Gluten-Free Crackers.
We are better because our crackers are light, crispy, and crunchy and don't taste gluten-free. Our crackers are also preservative-free.